COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

04036320

File Number: 82.2994

SEC MAIL PROCESSING RECEIVED AUG 17 2004 WASH. D.C. 185 SECTION

3 August 2004

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

dlw 8/18

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Stock Exchange Listing Rules Disclosure

Half Year Report

For the period ended 2 July 2004

Contents | **Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries – Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia – employs 16,054 people (including Neverfail) and has access to 283 million consumers through 650,000 active customers.

CCA will host a presentation to analysts and media on 3rd August 2004 at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Peter Steel +61 2 9259 6553
Media – Alec Wagstaff +61 2 9259 6571

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Half Year Report

For the period ended 2 July 2004
compared to prior half year period ended 27 June 2003

Results for announcement to the market

Group Results				
Revenue from sales of beverages ($M)	up	3.6%	to	1,663.6
Revenue from ordinary activities ($M)	up	1.0%	to	1,715.7
Earnings before interest and tax ($M)	**up**	**12.2%**	to	**242.6**
EBIT margin on revenue from sales of beverages	up	1.1 points	to	14.6%
Profit from ordinary activities after tax attributable to members ($M)	**up**	16.6%	to	127.7
Net profit for the period attributable to members ($M)	**up**	**16.6%**	to	**127.7**

Group Ratios				
Earnings per share†	**up**	**15.2%**	to	**18.2¢**
Return on average capital employed	**up**	**1.4 points**	to	**10.7%**
Net debt to book equity	down	2.3 points	to	51.0%
Capital expenditure to revenue from sales of beverages	up	1.0 points	to	4.4%
EBIT interest cover	up	0.4 times	to	4.2 times

† Earnings per share based on weighted average shares of 701.3 million for 2004 half year and 693.6 million for 2003 half year.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Interim dividend	**12.5¢**	**12.5¢**
Previous corresponding period	10.0¢	5.0¢
The record date for determining entitlements to the interim dividend	**Friday, 27 August 2004**	

Highlights of 2004 Half Year Results

- **Coca-Cola Amatil delivered its fifth consecutive half of double-digit earnings growth:**
  - **Net profit** increased by 16.6% to $127.7 million.
  - **Earnings per share** increased by 15.2% to 18.2 cents.
  - **Return on capital employed** improved by 1.4 percentage points to 10.7%.
  - **Free cash flow** was very strong at $112.9 million.
- **EBIT increased 12.2% to $242.6 million due to an outstanding result in Australia and improved trading in New Zealand, PNG and Indonesia, which were partially offset by a lower contribution from South Korea:**
  - **Australia** (excluding Neverfail) achieved strong EBIT growth of 15.4% (up $25 million) and an excellent margin of 19.7%. The outstanding growth resulted from continued cold drink equipment placements, further product and package innovation, outlet expansion, strong marketing programs, growth in non-carbonated beverages and further cost of goods improvements.
  - **Neverfail** (acquired July 2003) recorded an EBIT of approximately $11 million for the six months.
  - **Oceania** achieved EBIT growth of 7.8%, led by New Zealand and a significantly improved result from PNG. The region continues to record solid performance in volume, revenue and EBIT.
  - **South Korea** recorded a decline in EBIT to $12.8 million but has made solid progress in addressing the trading loss recorded in second half 2003.
  - **Indonesia's** EBIT growth of 26.0% to $6.3 million was an encouraging outcome in an operating environment that has continued to be challenging.
- **2004 interim dividend per share increased by 25.0% to 12.5 cents and, for the first time since 1996, franked to 100%** (2003 interim dividend of 10.0 cents was franked to only 50%).
- **Ongoing dividend payout ratio increased –** In light of the continued strong performance of the business the Board has increased the future dividend payout ratio from 60% to 70% of net profit to 70% to 80% of net profit.

Overview

In first half 2004, Coca-Cola Amatil (CCA) continued to deliver on its commitment to materially increase shareholder returns, with the fifth consecutive half of double-digit earnings growth (before significant items).

- Net profit increased by 16.6%;
- EBIT increased by 12.2%;
- EBIT margin rose by 1.1 percentage points;
- Return on capital employed rose by 1.4 percentage points to 10.7%;
- Free cash flow was a strong $112.9 million; and
- Dividends per share increased by 25.0% to 12.5 cents and is fully franked for the first time since the 1996 final dividend.

Driving this consistent performance is CCA's continued focus on the key business drivers outlined in December 2001 when it committed to materially accelerate shareholder returns through profitable revenue generation, cost reduction, capital management and, lastly, a step change in customer service improvement.

Coca-Cola Amatil's Managing Director, Mr Terry Davis, said "the progress already made to materially improve return on capital employed has been significant, particularly in Australia, New Zealand and Fiji (which account for over 70% of CCA's capital employed). These three operations now exceed their respective cost of capital, with New Zealand now over 4 percentage points above its weighted average cost of capital. However, significant progress is still needed to improve the returns generated from South Korea and Indonesia."

"CCA's first half 2004 results, with the 1.1 percentage points increase in EBIT margin for the CCA Group to 14.6%, are testimony to the discipline applied in revenue management and cost control. The excellent result was achieved on revenue of $1.7 billion and an 8.7% increase in volume to 302 million unit cases[1]."

"The ability of our business to consistently generate free cash flow was once again a highlight, with free cash flow[2] at $112.9 million. The improved first half 2004 free cash flow was after the one-off tax payment of $50 million and compares very favourably to the $74.4 million generated in first half 2003. The ongoing strength of CCA's business is reflected in the 25.0% increase in the interim dividend and the Board's decision to increase the ongoing dividend payout ratio from 60% to 70% of net profit to 70% to 80% of net profit. Capital expenditure at 4.4% of revenue remained below the target spend of 5% to 6%, although expenditure is expected to accelerate in the second half, particularly in cold drink equipment placements. " he added.

1. A unit case is the equivalent of twenty-four 8oz serves or 5.678 litres.
2. Free cash flow is cash flow generated by the business which is available for return to shareholders and/or repayment of debt calculated as cash flow from operating activities less investment in infrastructure.

Outlook for Second Half 2004

At this early stage of the half and assuming normal trading conditions in the important last quarter of the year, the Company expects to again deliver double-digit growth in net profit (before significant items) in second half 2004.

2004 full year free cash flow is expected to continue to be strong at around $200 million, with capital expenditure to increase in the second half and full year capital expenditure to be at the top end of the 5% to 6% of revenue target.

Financial Commentary

	H1 2004	H1 2003	*Change*
Corporate Cost/Other Expenses ($ million)	**16.4**	13.7	
Free Cash Flow	**112.9**	74.4	*51.7%*
Working Capital ($ million)	**332.3**	404.4	
Net Debt to Book Equity	**51.0%**	53.3%	*(2.3) pts*
EBIT Interest Cover (times)	**4.2**	3.8	*0.4 times*
Effective Tax Rate	**31.1%**	31.6%	
Dividend per Share (cents)	**12.5c**	10.0c	*25.0%*
Franking	**100%**	50%	

Free Cash Flow

For the first half 2004 the Group generated very strong free cash flow of $112.9 million (after the $50 million one-off tax payment in Australia), as follows:

	H1 2004	H1 2003	*Change*
EBIT	**242.6**	216.2	*12.2%*
Depreciation and amortisation	**70.4**	72.0	
Dividend received	**0.8**	-	
Net Interest paid	**(55.0)**	(55.3)	
Taxation paid	**(135.6)**	(61.4)	
Net reduction/(increase) in working capital and other operating cash flows	**59.1**	(74.7)	
Total cash provided by operating activities	**182.3**	96.8	*88.3%*
Payments for purchases of property, plant & equipment	**(73.7)**	(55.3)	
Proceeds from sale of property, plant & equipment	**4.3**	32.9	
Free Cash Flow	**112.9**	74.4	*51.7%*

First half 2004 cold drink placements were broadly at the same level as the prior period and the increase in capital expenditure is mainly due to the new water production line in Australia and additional motor vehicles in South Korea. The higher level of proceeds from asset sales recorded in first half 2003 reflects land sales in South Korea.

Interest

In the first half of 2004, CCA's net debt marginally declined from $1.58 billion at 31 December 2003 to $1.55 billion.

CCA's net borrowing expense was broadly unchanged at $57.1 million and EBIT interest cover improved from 3.8 times to 4.2 times.

Taxation

The average taxation rate for the Group in first half 2004 was 31.1%, compared to 31.6% in the prior comparable period. The effective rate is unlikely to materially change whilst South Korea continues to represent its current proportion of total CCA earnings. The South Korean business does not currently incur tax on its earnings.

The substantial increase in taxation paid, in first half 2004 versus the prior comparable period, predominantly represents the $50 million payment to the Australian Taxation Office arising from CCA's settlement in February this year of all issues relating to the June 1998 demerger of its European operations. The tax expense relating to this payment was recognised in second half 2003.

Working Capital

Working capital was $72.1 million lower at 2 July 2004 versus 27 June 2003 and $56.9 million lower versus 31 December 2003. The reduction in working capital in part reflects the later close off of the 2004 half year accounts and improved inventory management across the Group.

Interim Dividend

The interim dividend has been increased by 25.0% to 12.5 cents per share and is fully franked (at the 30% corporate tax rate). The new franking level represents a substantial increase from the 50% franking of the 2003 interim dividend. On a grossed up basis, the 2004 interim dividend represents a 47.0% improvement over the 2003 interim dividend.

The Record Date for determining dividend entitlements is 27 August 2004 and the interim dividend will be paid on 1 October 2004.

Reflecting CCA's commitment to improve overall shareholder returns, the Board has also increased the dividend payout policy for future dividends from 60% to 70% of net profit up to 70% to 80% of net profit.

CCA expects that it will be able to continue to fully frank its dividends for at least the next two to three years.

Operational Review of Performance

Australia

	H1 2004	H1 2003	*Change*
Revenue from sales of beverages ($ million)	**987.6**	871.1	*13.4%*
Revenue per unit case	$6.32	$6.38	*(0.9)%*
Revenue per unit case (excluding Neverfail)	$6.48	$6.38	*1.6%*
Sales Volume (million unit cases)	156.3	136.5	*14.5%*
Sales Volume, excluding Neverfail (million unit cases)	146.8	136.5	*7.5%*
EBIT ($ million)	**198.4**	162.5	*22.1%*
EBIT Margin	**20.1%**	18.7%	*1.4pts*
Capital Expenditure to Revenue	**4.5%**	4.4%	

The Australian business achieved outstanding EBIT and EBIT margin increases in first half 2004 as a result of the very strong growth in the core business, as well as the benefit of the Neverfail acquisition made in July 2003.

CCA's core business (7.5% volume growth, 15.4% EBIT growth and 19.7% EBIT margin) has continued to benefit from the focus on product innovation, cold drink placement, outlet expansion and growing the water market.

- **Product Innovation**: new cola flavours (eg. 'diet Coke with Lime'), new brands (eg. 'Recharge' by 'Sprite') and innovative packaging continues to drive consumption, with carbonated soft drink (CSD) volume growing by nearly 5% in the first half. Excluding the impact of the four additional selling days in first half 2004 versus first half 2003 (estimated at approximately 2 percentage points of volume growth), CCA continued to achieve solid growth in its core CSD brands.
- **Cold Drink Placement**: there has been a net increase of over 7,000 cold drink coolers (1 door equivalents) in the first half of 2004. CCA's cold drink placement program will accelerate in the second half of 2004 in preparation for the important summer selling season. This program continues to support the convenience & leisure channel, which recorded strong revenue growth in the half, particularly in cold drink packages (390ml and 600ml PET), which enjoyed a 10% increase in revenue. CCA also increased its customer marketing spend by $5 million in the first half in line with this increased demand.
- **Outlet Expansion**: retail customer numbers grew by nearly 2% in the first half reflecting CCA's heightened focus on this key business driver. Further, the Hotel, Restaurant and Café (HORECA) strategy is expected to generate strong incremental revenue growth for the second half of 2004.
- **Non-Carbonated Beverages (NCB)**: volume from NCB's grew by almost 30% in first half 2004 and when combined with Neverfail now account for almost 20% of CCA's Australian volume. The growth in the core NCB's has been led by water ('Mount Franklin', 'pump', 'Peats Ridge'), sports drinks ('Powerade') and ready-to-drink tea ('Nestea'). The launch of Mount Franklin Lightly Sparkling is progressing well, with over 2,500 customers now stocking the product in the first six weeks after launch.

Australia (cont.)

- **Pricing**: the 1.6% revenue per unit case growth in first half 2004 reflects broadly flat pricing in the supermarket channel and over 3% growth in the convenience and leisure channel. Flat supermarket pricing has been a result of aggressive price promotions undertaken by CCA's main carbonated soft drink competitor. In response, CCA has maintained focus on driving improvements in its net contribution per case in the supermarket channel through continued innovation in its market and key customer programs. Offsetting this increased competition in foodstores, CCA's market share, in CSD and key non-carbonated beverage categories, has increased in the important convenience and leisure channel.
- **Strong EBIT Margin Growth:** the improvement in margin from 18.7% to 19.7% was achieved through a mix shift in the supermarket channel to the more profitable multi-pack cans, pricing growth in the Convenience & Leisure channel and improvement in cost of goods sold. The Australian business received an approximate $5 million benefit in first half 2004 from a stronger Australian Dollar, relative to first half 2003, on its approximate US$85 million of full year US Dollar denominated costs of goods sold (principally sugar, resin and aluminium). Labour and on-costs increased by just 0.7% in first half, versus first half 2003, and now represent approximately 14% of revenue versus 2003 of almost 16% of revenue.

Neverfail recorded an EBIT of approximately $11 million (EBIT margin of approximately 30%) in the first half of 2004. Customer numbers continue to grow, principally in the residential segment, which traditionally consumes less water than commercial customers.

First half 2004 capital expenditure, at 4.5% of revenue, included the continuation of the cold drink equipment placements, a new water production line in Queensland and the completion of the automated materials handling warehouse in Victoria.

Oceania (New Zealand, Papua New Guinea, Fiji)

	H1 2004	H1 2003	*Change*
Revenue from sales of beverages ($ million)	**237.6**	234.7	*1.2%*
Revenue per unit case	$6.22	$6.34	*(1.9)%*
Sales Volume (million unit cases)	38.2	37.0	*3.2%*
EBIT ($ million)	**41.5**	38.5	*7.8%*
EBIT Margin	**17.5%**	16.4%	*1.1pts*
Capital Expenditure to Revenue	**2.6%**	3.6%	

EBIT growth, in local currency terms, in first half 2004 was strong for both New Zealand and Papua New Guinea (PNG). The New Zealand result should be measured in light of the cycling of the successful first quarter 2003 'Vanilla Coke' launch and extensive flooding in large parts of New Zealand throughout first half 2004.

The **New Zealand** result was achieved through continued innovation in CCA's sales and marketing programs delivering revenue growth in both the supermarket and immediate consumption channels.

- **Product Innovation:** carbonated soft drinks, 'pump' water, 'Keri' juice drinks and 'Lift Plus' energy drink all contributed to the 3% revenue growth, in local currency terms, in first half 2004. 'Keri' Premium and 'Diet Coke with Lime' were launched in April and May 2004, respectively.
- **Non-Carbonated Beverages:** 'Keri' juice continues to strengthen its market position and now has approximately 30% share in the supermarket channel, up from approximately 25% in 2003. The 'Keri' brand has grown share in both the supermarket and the convenience and leisure channels, particularly in the immediate past quarter when in May/June it became New Zealand's number one fresh juice brand.
- **Strengthening EBIT Margin:** the strength of the Oceania region's EBIT margin at 17.5% continues to reflect the solid New Zealand performance. Margins in New Zealand have benefited from cost of goods reductions and an improved contribution from CSD's driven in part by growth in revenue per case principally in the convenience and leisure channel. Oceania's decline in reported revenue per unit case is due in part to currency translation, with New Zealand recording improved revenue per case, in local currency terms, of 1%.

In difficult trading conditions, the **PNG** business achieved solid volume growth and maintained its margin to record a strong EBIT growth for the half. The **Fiji** market place became more competitive in first half 2004 and delivered in local currency terms a broadly flat EBIT versus the prior comparable period.

First half 2004 capital expenditure, at 2.6% of revenue, included the continuation of the cold drink equipment placements and additional vehicles. Capital expenditure in second half 2004 will increase with the acceleration of the cold drink equipment placements leading up to the important summer selling season and a new juice line in New Zealand.

South Korea

	H1 2004	H1 2003	*Change*
Revenue from sales of beverages ($ million)	**288.2**	335.8	*(14.2)%*
Revenue per unit case	$4.52	$5.25	*(13.9)%*
Sales Volume (million unit cases)	63.7	64.0	*(0.5)%*
EBIT ($ million)	**12.8**	23.9	*(46.4)%*
EBIT Margin	**4.4%**	7.1%	*(2.7)pts*
Capital Expenditure to Revenue	**7.3%**	1.8%	

Despite volatile consumer confidence levels and uncertainty on the timing of a recovery in the economy, the actions already undertaken by CCA have arrested the decline in volume and profits experienced in 2003 (2003 full year volume declined by 15.4% and EBIT was 77.1% lower than 2002). Trading, however, remains impacted and first half 2004 EBIT was $11.1 million below the prior comparable period at $12.8 million.

CCA continues to strengthen its sales execution and marketing capabilities by working more closely with The Coca-Cola Company (TCCC). Improving the business fundamentals has also included greater package differentiation, improved retail pricing, increased outlet numbers and further reduced operating costs.

- **Strengthening Sales and Marketing:** despite a soft second quarter in 2004, compared to the first quarter, with consumer confidence again falling, the initiatives introduced in the first half have been positively received by customers. As a result, CCA and TCCC have both committed to additional marketing funds in the second half to further drive sales momentum in the core brands.
- **Package Differentiation:** the introduction of the 1.25l and 1.8l PET packs into the hypermarket channel, in April 2004, to replace 1.5l PET has been positively received by retailers. Volume from these three packs has increased by almost 2% in the first half versus the prior comparable period.
- **Pricing:** local currency pricing has continued to improve on the majority of packages and for all major brands in first half, versus first half 2003. A shift in CCA's volume towards the lower priced 'SoonSoo 100' (mineral water) and 'Kin' has offset this improved pricing and resulted in local currency revenue per case being down 0.8%. Retail pricing in the major hypermarkets has improved in first half 2004, recovering after the impact of the 2003 retail price war. The higher retail price has had a short term negative impact on supermarket volume, down 3.3% versus first half 2003, but has improved the retailer's beverage margin (from a loss in 2003). This will have a medium term benefit for the beverage category as more space allocation becomes available and greater promotional activity occurs for CCA products.

South Korea (cont.)

- **Customer Expansion:** CCA grew its number of outlets by nearly 6% in first half 2004, reflecting the renewed focus on capturing a higher share of the eating and drinking outlets. In addition, a number of key areas throughout South Korea are being converted to model markets to gain outlet acceptance of new sales execution and in-store merchandising standards.
- **Cost Control:** sweetener costs per unit case are nearly 10% lower in first half 2004 versus first half 2003.

Higher first half 2004 capital expenditure principally reflects motor vehicle purchases and a new warehouse in Seoul.

Indonesia

	H1 2004	H1 2003	*Change*
Revenue from sales of beverages ($ million)	**150.2**	164.1	*(8.5)%*
Revenue per unit case	$3.44	$4.09	*(15.9)%*
Sales Volume (million unit cases)	43.6	40.1	*8.7%*
EBIT ($ million)	**6.3**	5.0	*26.0%*
EBIT Margin	**4.2%**	3.0%	*1.2pts*
Capital Expenditure to Revenue	**0.9%**	1.6%	

First half 2004 trading was encouraging with EBIT growth of 26.0% (albeit off a low base), a 1.2 percentage point margin improvement and greater stability in the key economic conditions. This outcome continues the progressive improvement CCA reported in the second half of 2003. CCA's business, however, continues to operate in a difficult consumer environment and remains focused on balancing the need for affordability of our brands and financial returns required in order to build a soft drink culture within Indonesia.

- **Pricing:** reported revenue per case declined in the first half due to the impact of currency translation. In local currency terms, revenue increased by over 11% and revenue per case increased by almost 3%. The growth in revenue reflects the continued success of 'Frestea', a 5% growth in CSD revenues and the benefit of prior period price increases. CCA has maintained its pricing on the majority of packages in first half 2004 but has implemented a small increase on the medium returnable glass bottle (RGB) pack. The reported revenue per case continues to be impacted by the higher proportion of 'Frestea', which has a lower revenue per case than CSD's.
- **Soft Drink Culture:** the 8.7% volume growth recorded in the first half was principally a result of the continued success of 'Frestea'. The brand now accounts for approximately 15% of Indonesia's volume, up from approximately 10% in 2003. Brand 'Coca-Cola' (which accounts for just over 20% of sales) recorded solid volume growth in the first half.
- **Cost Control:** the lightweighting trial on small RGB's in Bali, begun in April 2004, has been a success for consumers and customers. The new lighter bottles are approximately one third lower in cost than the replacement cost of the traditional RGB bottle and will have a sizeable financial benefit when fully introduced throughout Indonesia over the next five years.
- **Improved EBIT Margin:** the 1.2 percentage point improvement in margin reflects the leverage of higher volume on a high fixed cost base, improved pricing, raw material savings from lower cost of sugar and a 3% headcount reduction over the prior comparable period.

Capital expenditure was maintained at a prudent level in the first half of 2004. Although this is expected to increase in second half, with full year capital expenditure expected to be approximately 5% of revenue.

International Financial Reporting Statements

CCA has established a Steering Committee to assess the impact of International Financial Reporting Statements (IFRS) and to plan and monitor the transition process. That process is well advanced and CCA is confident that it will meet all of the IFRS requirements. CCA will be required to prepare financial statements using the Australian equivalents to IFRS for the first time for the half year ending 30 June 2005, with comparatives based on an opening IFRS balance sheet dated 1 January 2004. In parallel, along with many other Australian major companies, discussions are ongoing with the Federal Government seeking changes to some of the transitional arrangements, which in CCA's case is to negate the impact of returning to historical cost for the Investments in Bottlers' Agreements (IBAs).

CCA's current assessment of the impact of IFRS adoption is summarised as follows:

- **EBIT** — Underlying business will not be impacted and therefore the current and future trading results will not materially change as a consequence of the introduction of IFRS.
- **Interest** — Effective interest rates will not be impacted as the rating agencies are not expected to change CCA's existing investment grade ratings.
- **Taxation** — Tax expense will not be materially impacted but deferred tax assets and liabilities are expected to be recorded at a higher level.
- **Dividends** — CCA's increased dividend payout ratio, of 70% to 80% of net profit (from 60% to 70% of net profit), will not be affected and there is no impact on the Company's ability to pay current and future dividends.
- **Intangible Assets** — If the discussions with the Federal Government do not result in changes to the transitional arrangements then an approximate $1.9 billion reversal of the previous revaluation of IBAs would arise against that asset and lower retained earnings at 1 January 2004 by the same amount.
- **Cash Flow** — Cash flow will not be impacted.
- **Debt Servicing** — EBIT interest cover ratio (4.2 times for first half 2004) will not be impacted and the Company's ability to undertake acquisitions will not be impacted as a consequence of IFRS.
- **Share-Based Payments** — No material impact on retained earnings at 1 January 2004. Future share-based remuneration will be expensed over the relevant vesting periods, consistent with CCA's current practice.
- **Financial Instruments** — Risk of future earnings volatility to be managed by aligning hedging transactions to the underlying exposures, thereby CCA eligible to adopt IFRS hedge accounting.

The transition to IFRS will not change CCA's underlying business. The commitment and focus of management on materially increasing total shareholder return is unchanged. The balance sheet adjustment, if a reversal of the fair value adjustment is required to the Investments in Bottlers' Agreements, will not affect CCA's free cash flow, ability to borrow funds in the future to expand the business, should suitable opportunities arise, or its ability to pay dividends. CCA is committed to increase dividends at least in line with earnings growth as reflected in the 25% increase in the 2004 interim dividend and the increase in CCA's dividend payout ratio (70% to 80% of net profit).

A more detailed assessment of IFRS transitioning is contained in the note 13 to the financial statements included in this half year report.

ENDS

Directors' Report
Coca-Cola Amatil Limited

For the half year ended 2 July 2004

The Directors submit hereunder their Report on Coca-Cola Amatil Limited and its controlled entities (Group) for the half year ended 2 July 2004.

Directors

The names of the Directors of Coca-Cola Amatil Limited (Company or CCA) in office during the half year and until the date of this Report are –

David Michael Gonski, AO
Jillian Rosemary Broadbent, AO
Terry James Davis
Geoffrey James Kelly — Appointed 22 April 2004
Wallace Macarthur King, AO
Henry Aaron Schimberg
Melvyn Keith Ward, AO

Former Directors

Michael Francis Ihlein — Resigned 19 March 2004
James Elliott Chestnut — Resigned 22 April 2004

Review of operations

The Group's revenues from sales of beverages for the half year were $1,663.6 million compared with $1,605.7 million for the corresponding period in 2003. The Group's earnings before interest and tax for the half year was $242.6 million compared with $216.2 million for the corresponding period in 2003. The Group's net profit attributable to members of the Company for the half year was $127.7 million compared with $109.5 million for the corresponding period in 2003. There were no significant items (2003: nil) that affected the Group's net profit attributable to members of the Company for the half year.

Further details of the operations of the Group during the half year are set out in the attached financial report.

Rounding off

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Signed in accordance with a resolution of the Directors, dated 3rd August 2004.

T.J. Davis

Sydney, 3rd day of August 2004

Consolidated Statements of Financial Performance
Coca-Cola Amatil Limited

For the half year ended 2 July 2004

	Refer Note	2 July 2004 $M	27 June 2003 $M
Revenues from ordinary activities – before interest income	2	**1,707.1**	1,688.8
Expenses from ordinary activities – before borrowing expenses	3	**(1,464.5)**	(1,472.6)
Earnings before interest and tax	5	**242.6**	216.2
Net borrowing expenses			
Interest income	2	**8.6**	9.2
Borrowing expenses	3	**(65.7)**	(65.8)
		(57.1)	(56.6)
Profit from ordinary activities before tax	2&3	**185.5**	159.6
Income tax expense from ordinary activities	4	**(57.7)**	(50.4)
Net profit		**127.8**	109.2
Net (profit) loss attributable to outside equity interests		**(0.1)**	0.3
Net profit attributable to members of Coca-Cola Amatil Limited	6	**127.7**	109.5
Adjustments recognised directly in equity			
Adjustment to retained earnings upon adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		**-**	(1.3)
Net exchange difference on translation of financial statements of foreign controlled entities		**74.0**	(213.2)
Total adjustments attributable to members of Coca-Cola Amatil Limited recognised directly in equity		**74.0**	(214.5)
Total changes in equity other than those resulting from transactions with members of Coca-Cola Amatil Limited as owners	6	**201.7**	(105.0)

Earnings per share (EPS)	**¢**	¢
Basic EPS	**18.2**	15.8
Diluted EPS	**18.1**	15.7

Notes appearing on pages 20 to 29 to be read as part of the financial statements.

Consolidated Statements of Financial Position

Coca-Cola Amatil Limited

As at 2 July 2004

	Refer Note	2 July 2004 $M	31 Dec 2003 $M	27 June 2003 $M
Current assets				
Cash assets		**325.4**	260.1	180.7
Receivables		**371.2**	526.1	458.5
Cross currency swap receivables relating to interest bearing liabilities		**-**	–	29.2
Inventories		**464.8**	473.5	471.4
Prepayments		**82.3**	73.8	73.3
Total current assets		**1,243.7**	1,333.5	1,213.1
Non-current assets				
Receivables		**12.5**	14.2	16.0
Cross currency swap receivables relating to interest bearing liabilities		**7.9**	–	–
Investments in securities		**0.3**	0.4	187.7
Investments in bottlers' agreements		**3,339.1**	3,278.3	3,130.5
Property, plant and equipment		**1,108.3**	1,096.7	1,129.9
Intangibles		**1.8**	4.5	5.3
Prepayments		**30.6**	17.5	18.2
Future income tax benefits		**48.4**	46.9	43.5
Total non-current assets		**4,548.9**	4,458.5	4,531.1
Total assets		**5,792.6**	5,792.0	5,744.2
Current liabilities				
Payables		**326.1**	379.2	331.3
Interest bearing liabilities		**219.0**	404.6	495.7
Current income tax liability		**98.5**	175.0	94.3
Provisions		**47.3**	51.5	48.2
Accrued charges		**212.6**	253.5	219.3
Total current liabilities		**903.5**	1,263.8	1,188.8
Non-current liabilities				
Interest bearing liabilities		**1,669.1**	1,435.0	1,337.6
Deferred income tax liability		**84.9**	88.4	90.6
Provisions		**86.0**	83.1	81.6
Total non-current liabilities		**1,840.0**	1,606.5	1,509.8
Total liabilities		**2,743.5**	2,870.3	2,698.6
Net assets		**3,049.1**	2,921.7	3,045.6
Equity				
Contributed equity	7	**1,648.3**	1,631.1	1,611.4
Reserves		**(345.0)**	(419.0)	(261.0)
Retained earnings	6	**1,733.0**	1,696.5	1,681.5
Equity attributable to members of Coca-Cola Amatil Limited	6	**3,036.3**	2,908.6	3,031.9
Outside equity interests in controlled entities				
Contributed equity		**3.6**	3.6	3.6
Reserves		**(10.2)**	(9.8)	(8.6)
Retained earnings		**19.4**	19.3	18.7
Total outside equity interests in controlled entities		**12.8**	13.1	13.7
Total equity		**3,049.1**	2,921.7	3,045.6

Notes appearing on pages 20 to 29 to be read as part of the financial statements.

Consolidated Statements of Cash Flows
Coca-Cola Amatil Limited

For the half year ended 2 July 2004

	Refer Note	2 July 2004 $M	27 June 2003 $M
Inflows (outflows)			
Cash flows from operating activities			
Receipts from customers		**1,844.6**	1,700.3
Payments to suppliers and employees		**(1,472.5)**	(1,486.8)
Dividends received		**0.8**	-
Interest received		**8.9**	8.8
Interest and other borrowing expenses paid		**(63.9)**	(64.1)
Income tax paid		**(135.6)**	(61.4)
Net cash flows from operating activities		**182.3**	96.8
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		**4.3**	32.9
Payments for additions of –			
investments in securities		**-**	(149.3)
property, plant and equipment		**(73.7)**	(55.3)
other non-current assets		**-**	(7.5)
Net cash flows used in investing activities		**(69.4)**	(179.2)
Cash flows from financing activities			
Proceeds from issue of shares		**12.4**	4.8
Proceeds from borrowings		**697.0**	271.5
Borrowings repaid		**(380.0)**	(128.0)
Dividends paid		**(86.4)**	(67.8)
Net cash flows from financing activities		**243.0**	80.5
Net increase (decrease) in cash held		**355.9**	(1.9)
Cash held (deficit) at the beginning of the half year		**(40.1)**	194.5
Exchange rate adjustments to cash held at the beginning of the half year		**4.4**	(16.3)
Cash held at the end of the half year	10	**320.2**	176.3

Notes appearing on pages 20 to 29 to be read as part of the financial statements.

1. Basis of Financial Report Preparation

This half year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 1029 "Interim Financial Reporting", and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half year financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2003 annual financial report of CCA together with any public announcements made by CCA during the half year ended 2 July 2004.

a) Historical cost

This half year financial report has been prepared on the basis of historical cost, except for freehold and leasehold land and buildings which are carried at fair value.

b) Changes in accounting policies

The accounting policies adopted in the preparation of the half year report are consistent with those applied and disclosed in the 2003 annual financial report.

	2 July 2004 $M	27 June 2003 $M
2. Revenues from Ordinary Activities		
Sales of beverages	**1,663.6**	1,605.7
Other revenue		
From operating activities		
Sales of materials	**30.5**	37.8
Rendering of services	**1.5**	2.3
Rental and other trading revenue	**7.2**	5.2
From non-operating activities		
Proceeds from sale of property, plant and equipment	**4.3**	37.8
Total revenues – before interest income	**1,707.1**	1,688.8
Interest income	**8.6**	9.2
Total revenues	**1,715.7**	1,698.0

3. Profit from Ordinary Activities

Profit from ordinary activities before tax has been arrived at after including –

	2 July 2004 $M	27 June 2003 $M
a) Expenses		
Cost of goods sold	**905.8**	922.4
Selling	**266.6**	248.1
Warehousing and distribution	**163.3**	155.3
Administration and other	**128.8**	146.8
Total expenses – before borrowing expenses	**1,464.5**	1,472.6
Borrowing expenses		
Interest expense	**63.4**	65.1
Other borrowing expenses	**2.3**	0.7
Total borrowing expenses	**65.7**	65.8
Total expenses	**1,530.2**	1,538.4

	2 July 2004 $M	27 June 2003 $M
3. Profit from Ordinary Activities continued		
b) Other items		
Amortisation expense		
Goodwill	**2.6**	0.5
Trade marks	**0.4**	0.3
Total amortisation expense	**3.0**	0.8
Depreciation expense		
Buildings	**3.0**	4.5
Plant and equipment	**64.4**	66.7
Total depreciation expense	**67.4**	71.2
Bad and doubtful debts expense		
Trade debtors	**1.5**	0.5
Other debtors	**0.4**	(0.5)
Total bad and doubtful debts expense	**1.9**	–
Rentals – operating leases	**19.6**	19.0
Defined benefit superannuation plan expenses	**11.6**	21.1
Employee Share Plan expenses	**2.7**	2.5
Foreign exchange gains	**6.7**	5.0
Write down of inventories to net realisable value	**0.6**	1.0
Write down of investments to recoverable amount	**0.1**	0.1
Loss from sale of property, plant and equipment	**3.9**	1.0

	2 July 2004 $M	27 June 2003 $M
4. Income Tax Expense from Ordinary Activities		
The prima facie income tax expense reconciles to income tax provided as follows –		
Prima facie income tax expense on profit from ordinary activities at the Australian rate of 30%	**55.7**	47.9
Tax effect of permanent differences –		
Non-allowable expenses	**3.2**	1.8
Investment incentives	**(2.7)**	(7.7)
Other items	**(0.2)**	4.4
Overseas tax rates differential	**1.6**	0.7
Overseas withholding tax	**2.8**	4.2
Amounts not recorded (now recognised) in future income tax benefits	**(3.1)**	2.1
Amounts (over) under provided in prior years	**0.4**	(3.0)
Income tax expense from ordinary activities	**57.7**	50.4
Income tax expense comprises –		
Current income tax liability	**62.7**	54.7
Current movement in future income tax benefits	**(1.7)**	(1.2)
Current movement in deferred income tax liability	**(3.3)**	(3.1)
	57.7	50.4

Australian tax consolidation

Coca-Cola Amatil Limited (CCA) will not reset tax values of the assets of its wholly owned entities as owned by CCA at 1 January 2003, being the date of formation of the tax consolidated group. Accordingly deferred tax balances have not been adjusted with respect to the tax consolidation regime for those entities.

5. Financial Reporting by Geographic Segments

	Revenue from sales of beverages		Other revenue		Total revenues	
	2 July 2004 $M	27 June 2003 $M	**2 July 2004 $M**	27 June 2003 $M	**2 July 2004 $M**	27 June 2003 $M
Australia	**987.6**	871.1	**5.1**	4.1	**992.7**	875.2
Oceania[1]	**237.6**	234.7	**0.7**	1.6	**238.3**	236.3
South Korea	**288.2**	335.8	**5.4**	38.3	**293.6**	374.1
Indonesia	**150.2**	164.1	**2.2**	2.1	**152.4**	166.2
Other[2]	**–**	–	**30.1**	37.0	**30.1**	37.0
CCA Group	**1,663.6**	1,605.7	**43.5**	83.1	**1,707.1**	1,688.8

	Segment result – earnings before interest and tax	
	2 July 2004 $M	27 June 2003 $M
Australia	**198.4**	162.5
Oceania[1]	**41.5**	38.5
South Korea	**12.8**	23.9
Indonesia	**6.3**	5.0
Other[2]	**(16.4)**	(13.7)
CCA Group	**242.6**	216.2

	Assets		Liabilities		Net assets	
	2 July 2004 $M	27 June 2003 $M	**2 July 2004 $M**	27 June 2003 $M	**2 July 2004 $M**	27 June 2003 $M
Australia	**3,369.6**	3,171.2	**294.4**	279.3	**3,075.2**	2,891.9
Oceania[1]	**619.9**	573.0	**67.7**	57.4	**552.2**	515.6
South Korea	**956.5**	1,012.7	**124.2**	137.5	**832.3**	875.2
Indonesia	**434.3**	495.5	**109.0**	101.1	**325.3**	394.4
Other[2]	**30.0**	237.1	**66.4**	93.5	**(36.4)**	143.6
Total segments	**5,410.3**	5,489.5	**661.7**	668.8	**4,748.6**	4,820.7
Assets and liabilities excluded from above[3]	**382.3**	254.7	**2,081.8**	2,029.8	**(1,699.5)**	(1,775.1)
CCA Group	**5,792.6**	5,744.2	**2,743.5**	2,698.6	**3,049.1**	3,045.6

	Depreciation and amortisation expense		Other non-cash expenses		Additions and acquisitions of non-current assets[4]	
	2 July 2004 $M	27 June 2003 $M	**2 July 2004 $M**	27 June 2003 $M	**2 July 2004 $M**	27 June 2003 $M
Australia	**38.1**	34.7	**10.4**	18.5	**45.1**	40.6
Oceania[1]	**9.4**	9.7	**2.3**	2.3	**6.1**	10.0
South Korea	**13.8**	16.4	**8.7**	8.9	**21.1**	5.9
Indonesia	**8.4**	10.2	**5.2**	6.0	**1.4**	2.6
Other[2]	**0.7**	1.0	**4.8**	1.5	**0.2**	187.1
CCA Group	**70.4**	72.0	**31.4**	37.2	**73.9**	246.2

1 The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.
2 Other includes corporate and unallocated.
3 Assets and liabilities shown against each segment exclude future income tax benefits, tax liabilities and assets and liabilities which relate to the Group's financing activity.
4 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangibles for this disclosure.

The Group operates in one business segment being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, mineral waters, fruit juices and other alcohol-free beverages.

	Refer Note	2 July 2004 $M	27 June 2003 $M
6. Retained Earnings and Equity Attributable to Members of Coca-Cola Amatil Limited			
Retained earnings			
Balance at the beginning of the half year		**1,696.5**	1,646.1
Net profit attributable to members of Coca-Cola Amatil Limited		**127.7**	109.5
Total available for appropriation		**1,824.2**	1,755.6
Dividends appropriated	8	**(91.2)**	(72.8)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		**-**	(1.3)
Closing balance at the end of the half year		**1,733.0**	1,681.5
Equity			
Balance at the beginning of the half year		**2,908.6**	3,199.9
Total changes in equity recognised in the Consolidated Statements of Financial Performance		**201.7**	(105.0)
Transactions with owners as owners –			
Contributed equity	7	**17.2**	9.8
Dividends appropriated	8	**(91.2)**	(72.8)
Closing balance at the end of the half year		**3,036.3**	3,031.9

	2 July 2004 No.	27 June 2003 No.	2 July 2004 $M	27 June 2003 $M
7. Issues of Ordinary Shares During the Half Year				
Fully paid ordinary shares				
Balance at the beginning of the half year	**699,473,202**	692,442,082	**1,587.4**	1,557.9
Shares issued in respect of –				
Dividend Reinvestment Plan	**771,941**	916,467	**4.8**	5.0
Employee Share Plan	**210,484**	288,341	**1.3**	1.6
Executive Option Plan	**2,627,950**	811,300	**11.1**	3.2
Total movement	**3,610,375**	2,016,108	**17.2**	9.8
Closing balance	**703,083,577**	694,458,190	**1,604.6**	1,567.7
Fully paid non-participating shares	**43,650,755**	43,650,755	**43.7**	43.7
Total contributed equity			**1,648.3**	1,611.4

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders (subject to a maximum of 50,000 shares per beneficial holder) with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 5% from market price at time of issue. Market price is the average price of a specified ten-day period prior to issue.

The last date of Election Notices under this Plan is 27 August 2004.

	2 July 2004 ¢	2 July 2004 $M	27 June 2003 ¢	27 June 2003 $M
8. Dividends				
Final dividend appropriated in respect of prior financial year (franked to 75%) (2003: 50%)	**13.0**	**91.2**	10.5	72.8

Subsequent to the end of the half year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	12.5	12.5	88.1	1 October 2004

	2 July 2004 $	27 June 2003 $
9. Net Tangible Asset Backing		
Net tangible asset backing per ordinary share	**4.32**	4.36

	2 July 2004 $M	27 June 2003 $M
10. Consolidated Statements of Cash Flows		
Non-cash investing and financing activities		
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**4.8**	5.0
Part consideration for sale of properties – Other debtors (amount received post balance date)	**–**	4.9
Consideration for purchase of Neverfail Springwater Limited shares – Other creditors (amount paid post balance date)	**–**	(37.8)
Reconciliation of cash		
Cash on hand and in banks	**63.2**	29.3
Short term deposits	**126.8**	151.4
Bills of exchange	**135.4**	–
Bank overdrafts	**(5.2)**	(4.4)
	320.2	176.3

	As at 2 July 2004 $M	As at 31 Dec 2003 $M
11. Contingent Assets and Liabilities		
Contingent liabilities existed at the end of the half year in respect of –		
Termination payments under service agreements	**11.5**	12.0
Other guarantees	**1.1**	1.5
	12.6	13.5

12. Entities over which Control has been Gained or Lost

CCA has not gained or lost control over any entities during the half year ended 2 July 2004.

13. Impact of Adopting Australian Equivalents to International Financial Reporting Standards

Project Management

The CCA Group will be required to prepare financial statements using Australian equivalents to International Financial Reporting Standards (IFRS) for the first time when the Group reports to the Australian Stock Exchange for the half year ending 30 June 2005.

IFRS requires that entities reporting their financial statements for the first time under IFRS must also restate their comparatives using all IFRS with the exception of the Australian equivalents to IAS 32 and IAS 39, being Financial Instruments: Disclosure and Presentation, and Financial Instruments: Recognition and Measurement respectively. This will mean that the Group's opening IFRS balance sheet will be a restated comparative balance sheet dated 1 January 2004.

Most accounting adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as at 1 January 2004. Transitional accounting adjustments relating to the Australian equivalent IAS 32 and 39, where comparatives are not required, will be made as at 1 January 2005.

Comparatives restated to comply with IFRS would be reported in the Group's financial statements for the first half year ending 30 June 2005.

During 2003, the Group created a Steering Committee to plan and monitor the transition process to IFRS. The Committee has been reviewing and assessing developments in IFRS and the potential impact these standards will have on the Group's financial statements and accounting policies.

The Committee has established three phases to the IFRS implementation project, being:

- Initiation and planning;
- Design and execution; and
- Implementation.

The initiation and planning phase of the implementation project was completed as at December 2003. CCA has commenced the design and execution phase and is expecting to complete this phase during the remainder of 2004. CCA expects the *implementation phase to be completed coinciding with the release of the IFRS compliant results for the half year ending* 30 June 2005.

13. Impact of Adopting Australian Equivalents to International Financial Reporting Standards continued

The following outlines the key differences in accounting policies that are expected to arise from adopting IFRS, and the effect on the CCA Group –

Share-Based Payments

Insignificant impact on retained earnings at 1 January 2004

Employer contributions to the Employees Share Plan and the Long Term Incentive Share Plan are currently accrued and/or expensed annually as an employee benefit expense. No expenses are recorded in respect of the Executive Option Plan. At the beginning of the 2003 financial year CCA ceased issuing options under the Executive Option Plan.

Under IFRS, the Group will recognise an expense for all share-based remuneration, and will amortise those expenses over the relevant vesting periods.

Business Combinations

Potentially higher expenses shown in the income statement following an acquisition requiring post implementation restructuring

In the event of a business combination, the acquiring entity will not be permitted to recognise liabilities for terminating or reducing the activities of the acquired entity as part of allocating the cost of the business combination. Such restructuring provisions may only be recognised when the acquired entity, has, at the acquisition date, an existing liability for restructuring recognised in accordance with AASB 137 Provisions, Contingent Liabilities and Assets.

Non-Current Assets Held for Sale

Potentially results in reclassification at 1 January 2004

Subject to reclassification occurring, retained earnings at 1 January 2004 could be impacted

A non-current asset may be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The asset must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset, and an active programme to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

This may result in some assets being reclassified from held for sale to property, plant and equipment on transition to IFRS. This will require a retrospective catch-up in depreciation expense, impacting retained earnings.

Income Taxes

Impact on retained earnings at 1 January 2004

New assets and liabilities recognised

A comprehensive balance sheet focused approach will be adopted, replacing the current income statement approach currently used by Australian companies. The comprehensive balance sheet method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its value in a tax based balance sheet. It is expected that the standard may require the Group to carry higher levels of deferred tax assets and liabilities.

13. Impact of Adopting Australian Equivalents to International Financial Reporting Standards continued

Property, Plant and Equipment

Retained earnings at 1 January 2004 may be impacted

Land and buildings, currently carried at fair value, may revert to the cost basis through adoption of the deemed cost election on transition to IFRS. This approach would remove fluctuations in net profit given the revised fair value methodology will now require revaluation movements to be offset against the same asset only, not a class of assets. On transition to IFRS, the existing asset revaluation reserve may be transferred to retained earnings.

Post Employment Benefits

Unlikely to impact significantly

The Group currently recognises a liability for the deficit of the defined benefit superannuation scheme.

The Effects of Changes in Foreign Exchange Rates

Retained earnings at 1 January 2004 may be impacted

Potential significant item affecting net profit in event of disposal

The foreign currency translation reserve for all foreign operations, through adoption of an election on transition to IFRS, may be deemed to be zero, thereby impacting retained earnings.

In the event of a foreign CCA operation being subsequently disposed, the foreign currency translation reserve for that operation must be transferred to the income statement as part of the gain or loss on disposal. The gain or loss on such a disposal must exclude translation differences that arose before the date of transition to IFRS, but must include later translation differences. In the rare case an operation is disposed, this may have an impact on the Group's net profit.

Intangible Assets

Impact on retained earnings of previous revaluation at 1 January 2004 (reduce by $1.9 billion)

CCA's investments in bottlers' agreements are recognisable under IFRS

However, revaluation of CCA's investments in bottlers' agreements at fair value is not permitted under IFRS. This will result in the reversal of the previous revaluation (as was permitted under the previous version of AASB 1010 and the current version of AASB 1041), thereby impacting retained earnings and net assets on transition to IFRS.

Along with many other Australian major companies, discussions are ongoing with the Federal Government seeking changes to some of the transitional arrangements to negate the impact of returning to historical cost for CCA's investments in bottlers' agreements.

Financial Instruments

Volatility in future earnings

New assets and liabilities recognised

All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group's balance sheet. IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statement of financial performance. CCA expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

CCA aims to continue to align its hedging transactions to underlying exposures to achieve hedge accounting eligibility and thereby reduce profit and loss volatility.

Directors' Declaration

Coca-Cola Amatil Limited

The Directors declare that the consolidated financial statements and notes, set out on pages 17 to 29 –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and
c) give a true and fair view of the consolidated entity's financial position as at 2 July 2004 and of its performance for the half year ended 2 July 2004; and
d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have received and considered the certification from the Managing Director and Chief Financial Officer supporting the financial statements and statutory report for the half year ended 2 July 2004.

This declaration is made in accordance with a resolution of the Directors pursuant to section 303(5) of the Corporations Act 2001, dated 3rd of August 2004.

On behalf of the Directors

T.J. Davis

Sydney, 3rd day of August 2004

Independent Audit Report
Coca-Cola Amatil Limited

To the Members of Coca-Cola Amatil Limited

Scope

The financial report and Directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Coca-Cola Amatil Limited and the entities it controlled during the half year, and the Directors' declaration for the company, for the half year ended 2 July 2004.

The Directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company and in order for the Company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether, in all material respects, the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard 1029 "Interim Financial Reporting", and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included –

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the Directors and management of the Company.

Independence

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of the consolidated entity comprising Coca-Cola Amatil Limited and the entities it controlled during the half year is in accordance with –

a) the Corporations Act 2001, including –
   (i) giving a true and fair view of the financial position of the consolidated entity at 2 July 2004 and of its performance for the half year ended on that date; and
   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and
b) other mandatory financial reporting requirements in Australia.

Ernst & Young

G. Ezzy
Partner

Sydney, 3rd August 2004